NOTICE OF CONVOCATION OF THE 90TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

For the Fiscal Period Ended March 31, 2002

(This is a translation of the original notice and attachments
in Japanese mailed on June 10, 2002,
to shareholders in Japan.)

EISAI CO., LTD.
TOKYO, JAPAN

June 10, 2002

Eisai Co., Ltd.
6-10, Koishikawa 4-chome,
Bunkyo-ku, Tokyo

Notice of Convocation of the
90th Ordinary General Meeting of Shareholders

To Our Shareholders:

You are cordially invited to attend Eisai Co., Ltd.'s ("the Company") 90th Ordinary General Meeting of Shareholders, to be held as set forth below.

If you do not expect to attend the meeting, you may vote in writing on the proposals to be presented. Please refer to the attached materials, complete the enclosed Voting Card, indicating your approval or disapproval of each of the proposals in the space provided, affix your seal or signature, and return the Voting Card to the Company.

If you attend the meeting in person, please submit the enclosed Voting Card to the receptionist.

1. Date and Time:
10:00 a.m. on Thursday, June 27, 2002

2. Place:
Eisai Head Office, 5th Floor Conference Hall
6-10, Koishikawa 4-chome, Bunkyo-ku, Tokyo

3. Business to Be Considered:
Reports
Details of the balance sheet as of March 31, 2002, and the business report and the statement of income for the 90th fiscal period (from April 1, 2001 to March 31, 2002)

Proposals to Be Voted Upon

Proposal 1 Approval of the proposed appropriation of retained earnings for the 90th fiscal period

Proposal 2 Acquisition of Treasury Stock
A summary of this proposal is included on Page 27 of the enclosed "Reference Documents for the Exercise of Voting Rights."

Proposal 3 Partial amendment to the Articles of Incorporation
A summary of this proposal is included on Pages 27-32 of the enclosed "Reference Documents for the Exercise of Voting Rights."

Proposal 4 Election of 7 Directors

Proposal 5 Presentation of retirement allowances to retiring Directors

Proposal 6 Amendment of the amount of remuneration to be paid to Directors

Proposal 7 Issuing of reservation rights for new shares with preferential conditions to persons other than shareholders.
A summary of this proposal is included on Pages 34-37 of the enclosed "Reference Documents for the Exercise of Voting Rights."

Sincerely yours,

Haruo Naito
President

(Attachments)

BUSINESS REPORT FOR THE FISCAL PERIOD ENDED MARCH 31, 2002
(From April 1, 2001 to March 31, 2002)

1. OUTLINE OF BUSINESS

(1) Business Progress and Results

The Company's managerial policy is to be a global human health care (*hhc*) company capable of operating within diverse health care systems by providing products based on careful consideration of the health care needs of patients and their families.

Outline of Consolidated Operating Results

The Company posted consolidated net sales of ¥431,673 million, a 19.3% increase from the previous period; operating income of ¥72,685 million (23.3% increase); ordinary income of ¥76,118 million (20.4% increase); and net income of ¥36,512 million (56.6% increase) for the fiscal period under review.

Sales were strong in all geographic regions, with domestic sales totaling ¥246,569 million (2.3% increase), sales to North America of ¥157,017 million (54.3% increase), sales to Europe of ¥21,054 million (47.3% increase), and sales to Asia and Others of ¥7,032 million (52.1% increase). By product, the Alzheimer's disease treatment *ARICEPT* recorded sales of ¥95,759 million (34.6% increase), and the gastrointestinal disorder treatment *ACIPHEX/PARIET* recorded sales of ¥98,765 million (80.4% increase).

Profits also grew as a result of increased sales and lower costs resulting from an improvement of the product mix.

Outline of Non-Consolidated Operating Results

Non-consolidated results for the fiscal period included net sales of ¥275,032 million, a 6.3% increase from the previous period; operating income of ¥63,904 million (9.4% increase); ordinary income of ¥66,026 million (7.3% increase); and net income of ¥30,821 million (69.5% increase). The improved profitability was the result of an increase in revenue from industrial property rights, including royalties (¥21,219 million, a 55.0% increase), from increased overseas sales, and a lower sales cost ratio. Extraordinary losses totaled ¥14,213 million, stemming from valuation losses on investment securities, the discontinuance of a synthetic vitamin E production facility and bulk sales operation in the United States, and losses on settlements related to synthetic vitamin E litigation.

Sales in the pharmaceutical segment were ¥240,371 million, a 5.0% increase from the previous period.

Sales of prescription pharmaceuticals accounted for ¥217,595 million of this total (a 5.7% increase from the previous period), on strong sales of *ARICEPT*; the peripheral neuropathy treatment *METHYCOBAL*; and the gastritis/gastric ulcer medication *SELBEX*; as well as contributions from growth in bulk exports of *ARICEPT* and *PARIET*.

Sales in the OTC drugs, quasi-drugs, and other consumer health care products segment totaled ¥22,776 million, a 1.4% decrease from the previous period. The *CHOCOLA BB* group of products was expanded with the launch of the vitamin B_2 compound non-pharmaceutical drink *CHOCOLA BB Light*, and sales of *Breathe Right* nasal strips also grew, but sales of the *SACLON* group of products for the treatment of indigestion and heartburn declined.

Sales in other segments totaled ¥13,441 million, a 16.1% decrease from the previous period, as sales of chemicals and food additives, animal health products and pharmaceutical production equipment were all affected by sluggish markets.

Research and Development

The Company is pursuing efforts to improve its research and development network in Japan, Europe and the United States in order to deal with the rapid development of next-generation global products.

A new sulfonamide derivative anti-cancer compound, E7070, is in phase II clinical trials in Europe and the United States, and combination therapy treatment based on the knowledge gained from these trials is also being planned. In addition, preparations are underway to begin clinical development in Japan.

Phase II clinical trials in the United States have begun for E5564, an endotoxin antagonist for the treatment of sepsis.

In the United States, preparations are in progress for the application of the additional indication for *ARICEPT* for the treatment of vascular dementia. In addition, Phase III clinical trials are underway for its use in the treatment of severe Alzheimer's disease.

With regard to *ACIPHEX/PARIET*, in January 2002 an application for the *H. pylori* eradication indication was filed with the U.S. FDA. In addition, in February 2002, approval from the U.S. FDA was received for the additional indication for symptomatic GERD (gastroesophageal reflux disease). In Japan, a revised application for a new indication for GERD maintenance was filed in January with the Japanese Ministry of Health, Labour and Welfare.

Manufacturing Activities

The Company is taking action to strengthen its quality assurance system and production operations to ensure the stable supply of high-quality products in Japan and overseas.

In Japan, changes in PTP (press through packaging) sheets and other efforts to reduce packaging materials are underway in order to promote appropriate product usage and environmental preservation.

Measures for Environmental Protection

The Company has established a corporate-wide environmental program to promote the conservation of resources and energy, recycling, and the reduction of waste emissions through the use of "Green Energy." In December 2001, the Company published a summary of its current environmental and social activities and policies in its *Environmental and Social Report 2001*.

Investment in Equipment and Facilities, and Financing

The Company's capital expenditures during the period under review were ¥18,962 million on a consolidated basis, an increase of ¥7,447 million from the previous period, and ¥13,656 million on a non-consolidated basis, an increase of ¥6,471 million. Principal investments were for the expansion of production and research facilities in Japan and the United States. All of these investments were covered by the Company's own funds.

Change in the Number of Shares Constituting One Unit

The number of shares constituting one trading unit was changed to 100 shares, from 1,000, on April 1, 2002, in order to facilitate the circulation of shares and expand the investor base.

(2) Issues Facing the Company

In the face of a challenging economic situation and intense competition, the Company has formulated and is implementing a new five-year strategic plan (FY2002–FY2006), as a means of addressing these external challenges, raising the level of customer satisfaction, increasing corporate value, and carrying out its mission as a pharmaceutical manufacturer.

Research and Development

The Company is pursuing integrated basic research, development and clinical research in the strategic therapeutic areas of neurology, gastroenterology and oncology. Our focus is on utilizing advanced technologies, such as genomic sciences, in our research facilities both in Japan and other countries, augmented by the aggressive pursuit of joint research, alliances, and licensing activities.

Pharmaceutical Operations

Respecting patients and striving to make contributions to improve their quality of life are the foremost management priorities of the Company. By providing high-quality medical information, we hope to improve the lives of patients and consumers through the rapid delivery of effective treatments for various diseases, and products that contribute to the maintenance of health.

Quality and Environmental Preservation

The Company further enhances standards of advanced quality control management at all stages from production to patient/customer use. In addition, we are aggressively working to contribute to environmental preservation.

Corporate Governance

The Company has made efforts to improve corporate governance in order to strengthen the oversight role of the Board of Directors by increasing the number of Non-Executive Directors, and clarifying the respective functions and responsibilities of the Board of Directors and the Corporate Officers. The Company will continue to concentrate on enhancing transparency and accelerating decision-making as well as focusing on other corporate governance issues.

Compliance

The Company continues to promote the observance of the highest legal and ethical standards as a fundamental component of all its business activities. The Compliance Committee and the Corporate Ethics and Compliance Department will continue to accelerate activities and strengthen compliance training for all employees.

We ask for the continued understanding and support of our shareholders as we continue to pursue the goals outlined above.

(3) Business Results and Assets

(a) Consolidated Results

	Millions of yen, except per share data			
Years ended March 31	87th Fiscal Period 1998	88th Fiscal Period 1999	89th Fiscal Period 2000	90th Fiscal Period 2001
Net sales	¥284,860	¥302,470	¥361,712	¥431,673
Operating income	¥38,612	¥37,132	¥58,967	¥72,685
Ordinary income	¥39,755	¥36,858	¥63,241	¥76,118
Net income	¥15,878	¥11,275	¥23,322	¥36,512
Net income per share (yen)	¥53.57	¥38.04	¥78.68	¥123.50
Total assets	¥463,383	¥485,673	¥549,444	¥557,609
Net assets	¥308,566	¥329,385	¥345,895	¥362,061

Note: Net income per share is calculated based on the average number of issued shares outstanding during the period.

(b) Non-Consolidated Results

	Millions of yen, except per share data			
Years ended March 31	87th Fiscal Period 1998	88th Fiscal Period 1999	89th Fiscal Period 2000	90th Fiscal Period 2001
Net sales	¥230,289	¥230,597	¥258,615	¥275,032
Operating income	¥37,595	¥38,740	¥58,395	¥63,904
Ordinary income	¥38,995	¥38,431	¥61,557	¥66,026
Net income	¥17,565	¥12,045	¥18,187	¥30,821
Net income per share (yen)	¥59.26	¥40.63	¥61.35	¥104.25
Total assets	¥425,431	¥438,281	¥462,594	¥446,988
Net assets	¥314,988	¥334,962	¥347,778	¥355,195

Note: Net income per share is calculated according to the average number of issued shares outstanding during the period. From the period under review, the average number of issued shares outstanding during the term is calculated exclusive of treasury stock.

(4) Sales by Product Category

(a) Consolidated Results

Category/ Region	89th Fiscal Period (Fiscal 2000)		90th Fiscal Period (Fiscal 2001)	
	Millions of yen	Percentage of total	Millions of yen	Percentage of total
Pharmaceuticals				
Japan	¥219,752	60.8	¥225,109	52.2
North America	96,711	26.7	153,663	35.6
Europe	13,162	3.6	19,628	4.5
Asia & Others	4,623	1.3	7,032	1.6
Subtotal	334,250	92.4	405,433	93.9
Other business areas				
Japan	21,259	5.9	21,460	5.0
Overseas	6,202	1.7	4,780	1.1
Subtotal	27,461	7.6	26,240	6.1
Total	¥361,712	100.0	¥431,673	100.0

Note: Amounts shown are sales to external customers.

(b) Non-Consolidated Results

Category/ Region	89th Fiscal Period (Fiscal 2000)		90th Fiscal Period (Fiscal 2001)	
	Millions of yen	Percentage of total	Millions of yen	Percentage of total
Pharmaceuticals				
Prescription pharmaceuticals	¥205,799	79.6	¥217,595	79.1
Consumer health care products and other pharmaceuticals	23,106	8.9	22,776	8.3
Subtotal	228,906	88.5	240,371	87.4
Other business areas	16,022	6.2	13,441	4.9
Revenue from industrial property rights	13,686	5.3	21,219	7.7
Total	¥258,615	100.0	¥275,032	100.0

2. COMPANY OUTLINE (As of March 31, 2002)

(1) Main Business Activities

Manufacture, sale, import and export of pharmaceuticals, quasi-drugs, cosmetics, animal health care products, feed additives, food additives, pharmaceutical manufacturing equipment, etc.

(2) Main Offices, Plants and Laboratories

Head Office:	6-10, Koishikawa 4-chome, Bunkyo-ku, Tokyo
Support Centers:	Hokkaido (Sapporo), Tohoku (Sendai), Tokyo, Tokai (Nagoya), Kansai-Hokuriku (Osaka), Chu-Shikoku (Hiroshima) and Kyushu (Dazaifu)
Plants:	Misato Plant (Saitama Prefecture), Kawashima Plant (Gifu Prefecture), Kashima Business Office (Ibaraki Prefecture)
Laboratories:	Tsukuba Research Laboratories (Ibaraki Prefecture), Tokyo Laboratory, Kawashima Industrial Park (Gifu Prefecture)

Note: In addition to the above, Communication Offices are located in the major cities in Japan.

(3) Main Overseas Centers

Sales:	New Jersey (U.S.A.); London (U.K); Frankfurt (Germany); Paris (France); Jiangsu (China); Seoul (Korea)
Manufacturing:	North Carolina (U.S.A.); Jiangsu (China)
Research:	Massachusetts (U.S.A.); London (U.K)

Note: The locations listed above are those of principal subsidiaries.

(4) Share Information

(a) Total number of shares authorized to be issued by the Company: 700,000,000 shares

(b) Total number of shares issued: 296,454,145 shares

Note: The increase in the number of shares due to the conversion of convertible bonds during the 90th fiscal period was 1,157 shares.

(c) Number of shareholders: 19,685 shareholders

Note: On April 1, 2002, the number of shares constituting one round lot was changed to 100 shares, from 1,000.

(5) Acquisition, Dispostion, and Possesion of Treasury Stock

Shares held as of previous fiscal year
Number of ordinary shares: 4,771 shares

Acquisition
Treasury stock acquired under the previous Special Provisions for Retirement of Shares or by resolution of the Board of Directors as per the Articles of Incorporation.
Number of ordinary shares: 4,591,000 shares
Total acquisition value: ¥13,910,730 thousand

Acquisitions through the repurchase of odd-lot shares (including shares of less than one trading unit)
Number of ordinary shares: 186,498 shares
Total acquisition value: ¥575,899 thousand

Disposition of shares
Number of ordinary shares: 50,000 shares
Total disposition value: ¥145,585 thousand

Shares held as of end of fiscal year
Number of ordinary shares: 4,732,269 shares

(6) Principal Shareholders

			Investment in principal shareholders by the Company	
	Number of shares held (Thousands)	Ownership percentage (%)	Number of shares held (Thousands)	Ownership percentage (%)
The Asahi Bank, Ltd.	14,765	4.98	-	-
Nippon Life Insurance Co.	13,864	4.68	-	-
Japan Trustee Service Trust Bank, Ltd. (trust account)	12,948	4.37	-	-
The Fuji Bank, Ltd.	12,848	4.33	-	-
The Dai-ichi Kangyo Bank, Ltd.	12,717	4.29	-	-
Mitsubishi Trust & Banking Corp. (trust account)	10,153	3.42	-	-
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	8,750	2.95	-	-
UFJ Trust Bank Ltd. (trust account A)	7,545	2.55	-	-
Sumitomo Mutual Life Insurance	7,371	2.49	-	-
Dai-ichi Mutual Life Insurance	7,210	2.43	-	-

Notes:

1. The Company owns 7,230 thousand shares (0.13% ownership) of Daiwa Bank Holdings, which merged with The Asahi Bank, Ltd., on March 1, 2002. In addition, the Company contributed 17,000 thousand shares (0.30% ownership) of The Asahi Bank, Ltd., as trust assets to the trust account for retirement allowances, and in accordance with the provisions of the trust agreement, reserves the right of order for the exercise of voting rights. The ratio of shares of The Asahi Bank, Ltd., held by the Company is calculated exclusive of preferred shares that do not carry voting rights.

2. The Company owns 4,240 shares (0.04% ownership) of Mizuho Holdings, Inc., which is the holding company for the Fuji Bank, Ltd., and the Dai-ichi Kangyo Bank, Ltd. In addition, the Company contributed 7,000 shares (0.07% ownership) as trust assets to the trust account for retirement allowances, and in accordance with the provisions of the trust agreement, reserves the right of order for the exercise of voting rights. The ratio of shares held is calculated exclusive of preferred shares that do not carry voting rights.

(7) Employees

Number of employees	Change from previous fiscal period	Average age	Average years of service
3,911	(131)	42.0	19.8

(8) Business Consolidation

(a) Major subsidiaries

	Location	Capital (millions)	Percentage of voting rights held (%)	Major business lines
Sanko Junyaku Co., Ltd.	Chiyoda-ku, Tokyo	¥5,262	50.89	Manufacture and sale of diagnostic pharmaceuticals
Sannova Co., Ltd.	Ojima, Gunma Pref.	¥926	79.99	Manufacture and sale of pharmaceuticals
Eisai Corporation of North America	New Jersey, USA	US$179.1	100.00	U.S. holding company
Eisai Inc.	New Jersey, USA	US$83.6	100.00 (100.00)	Clinical research, manufacture and sale of pharmaceuticals
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	US$65.3	100.00 (100.00)	Basic pharmaceutical research, production research and manufacturing of clinical research use bulk pharmaceuticals
Eisai Ltd.	London, UK	GBP15.5	100.00	Clinical research and sale of pharmaceuticals
Eisai London Research Laboratories, Ltd.	London, UK	GBP12	100.00	Basic pharmaceutical research
Eisai GmbH	Frankfurt, Germany	EUR7.6	100.00	Sale of pharmaceuticals
Eisai S.A.	Paris, France	EUR19.5	100.00	Sale of pharmaceuticals
Eisai (Suzhou) Pharmaceutical Co., Ltd.	Jiangsu, China	Y139.2	100.00 (100.00)	Manufacture and sale of pharmaceuticals
Eisai Korea Inc.	Seoul, Korea	W3,512	100.00	Sale of pharmaceuticals

Note: Numbers in parentheses indicate percentage of voting rights indirectly held.

(b) Results of consolidated operations

The Company has 36 consolidated subsidiaries, including the major subsidiaries listed above (of which one is consolidated based on the standard of effective control), and three affiliates for which the equity method is applied. Compared with the previous term, there was a net increase of two consolidated subsidiaries (3 added, 1 removed), and two affiliates were removed from the scope of equity method application.

Consolidated results for the period were as follows:

Net Sales:	¥431,673 million (a 19.3% increase from the previous year)
Operating Income:	¥72,685 million (23.3% increase)
Ordinary Income:	¥76,118 million (20.4% increase)
Net Income:	¥36,512 million (56.6% increase)

(c) Major alliances

The Company has concluded an alliance with Pfizer Inc. in the United States with respect to development and sales strategy in the field of Alzheimer's dementia, and with Janssen Pharmaceutica, N.V., a pharmaceutical subsidiary of Johnson & Johnson, in the United States, for international sales of a proton pump inhibitor.

(9) Directors and Corporate Auditors

Position	Name	Primary areas of responsibility
Chairman and Representative Director	Yuji Naito	
President and Representative Director	Haruo Naito	
Representative Director	Hiromasa Nakai	Deputy President
Director	Aishin Shinoda	Executive Vice President, Research and Development
Director	Hideaki Matsui	Senior Vice President, Management Planning, Human Resources, Emerging Business and International Affairs
Director	Yoji Takaoka	Senior Vice President, Prescription Drug Division
Director	Yasuhiro Mita	Senior Vice President, Production and Logistics
Director	Ichiro Kataoka	Professor Emeritus, Keio University
Director	Shigehiko Yoshino	Counselor of Asahi Bank, Ltd.
Standing Corporate Auditor	Nobuo Eda	
Standing Corporate Auditor	Yukio Akimoto	
Standing Corporate Auditor	Teruo Osawa	
Corporate Auditor	Mitsuo Minami	Certified Public Accountant
Corporate Auditor	Katsuro Tanaka	Counselor-at-law

Notes:

1. Directors Yasuhiro Mita and Shigehiko Yoshino, and corporate auditors Yukio Akimoto, Teruo Osawa, Mitsuo Minami and Katsuro Tanaka were newly elected and appointed as directors and auditors, respectively, at the 89th Ordinary General Meeting of Shareholders held on June 28, 2001.

2. Soichi Matsuno, Isao Okabayashi and Teruo Osawa retired as directors, Masato Sasaki retired as standing corporate auditor, and Kimihiko Hiyama and Shin Okada retired as corporate auditors effective June 28, 2001.

3. Corporate Officers, in addition to those who also hold the post of director, are as follows:

Tadashi Nakai	Senior Vice President, Japan Prescription Drug Business
Hiroshi Yamauchi	Vice President, Research and Development
Matsuo Ohara	Vice President, Prescription Drug Division and Director of Kansai-Hokuriku Area
Kenji Toda	Vice President, Product Quality and GMP Compliance
Akiyoshi Uchiyama	Vice President, Regulatory Affairs and Medical Information
Makoto Shiina	Vice President, Business Development
Masao Jimbo	Vice President, Finance, Information Systems, and Japan Network Companies
Kozaburo Inoue	Vice President, Prescription Drug Division and Director of Tokyo Area
Hideaki Hayano	Vice President, Consumer Health Product Division
Shintaro Kataoka	Vice President, Production and Logistics, and General Manager of Kawashima Industrial Complex
Nobuo Deguchi	Vice President, Corporate Ethics, Public Relations and Legal Affairs
Hiroyuki Mitsui	Vice President, Corporate Communications, Environmental Affairs and General Affairs

4. The responsibilities of the following Corporate Officers were changed as of April 1, 2002:

Yoji Takaoka	Senior Vice President, Regulatory Affairs and Medical Information
Matsuo Ohara	Vice President, Prescription Drug Division
Kenji Toda	Vice President, Product Quality and GMP Compliance

5. Corporate auditors Nobuo Eda, Mitsuo Minami and Katsuro Tanaka are external corporate auditors as per Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc., of Corporations *(Kabushiki-Kaisha)*.

Note: Monetary amounts and numbers of shares shown in this Business Report disregard fractions of less than one unit of the indicated denomination.

NON-CONSOLIDATED BALANCE SHEET
March 31, 2002

	Millions of yen
Current Assets:	
Cash and time deposits	¥35,206
Notes receivable—trade	11,804
Accounts receivable—trade	92,930
Short-term investments	26,351
Finished goods and merchandise	12,597
Semi-finished goods and work-in-process	7,655
Raw materials and supplies	4,558
Deferred tax assets	9,556
Short-term loans	6,515
Other current assets	6,626
Total current assets	213,801
Fixed Assets:	
Property, plant and equipment:	
Buildings	37,460
Structures	1,997
Machinery and equipment	13,962
Vehicles	51
Tools, furniture and fixtures	5,759
Land	10,013
Construction in progress	2,128
Total property, plant & equipment	71,371
Intangible assets:	
Software	10,917
Patents, telephone rights and others	421
Total intangible assets	11,338
Investments and other assets:	
Investment in securities	59,889
Investment in subsidiaries	42,023
Long-term loans receivable	2,926
Insurance reserves	22,621
Long-term prepaid expenses	1,314
Deferred tax assets	16,131
Other investments	6,680
Allowance for doubtful accounts receivable	(5,109)
Total investments and other assets	150,476
Total fixed assets	233,187
Total assets	¥446,988

	Millions of yen
Current liabilities:	
Notes payable—trade	¥ 780
Accounts payable—trade	6,530
Current portion of convertible bonds	5,483
Accounts payable—other	24,358
Accrued expenses	11,923
Accrued income taxes	3,432
Consumption tax payable	207
Deposits reserved	2,226
Reserve for sales rebates	596
Other reserves	661
Other current liabilities	353
Total current liabilities	56,553
Long-term liabilities:	
Liability for retirement benefits	33,609
Retirement allowances for Directors	1,629
Total long-term liabilities	35,239
Total liabilities	91,792
Shareholders' equity:	
Common stock	44,888
Additional paid-in capital	55,125
Legal reserve	
Retained earnings:	7,899
Retained earnings for reduction of asset costs	124
General reserve	229,880
Unappropriated retained earnings for the period	31,892
Net unrealized losses on available-for-sale securities	(260)
Treasury stock	(14,353)
Total shareholders' equity	355,195
Total liabilities and shareholders' equity	¥446,988

NON-CONSOLIDATED STATEMENT OF INCOME
Period ended March 31, 2002

	Millions of yen
Operating revenue:	
Net sales	¥275,032
Operating expenses:	
Cost of sales	84,260
Reversal of reserve for sales returns	93
Research and development expenses	51,872
Selling, general and administrative expenses	75,087
Total operating expenses	211,127
Operating income	63,904
Non-operating income:	
Interest and dividend income	1,204
Other non-operating income	2,264
Total non-operating income	3,468
Non-operating expenses:	
Interest expense	224
Other non-operating expenses	1,122
Total non-operating expenses	1,346
Ordinary income	66,026
Extraordinary income:	
Gain on sales of property, plant and equipment	47
Reversal of liability for losses on investment in subsidiary	980
Reversal of allowance for doubtful accounts receivable	440
Total extraordinary income	1,468
Extraordinary loss:	
Loss on disposal of fixed assets	747
Provision for allowance for doubtful receivables	3,436
Loss on impairment of securities	5,343
Losses on vitamin E litigation settlements	4,647
Other	38
Total extraordinary loss	14,213
Income before income taxes	53,281
Income taxes—current	19,893
Income taxes—deferred	2,567
Total income taxes	22,460
Net income	30,821
Retained earnings brought forward	4,924
Interim dividends paid	3,853
Unappropriated retained earnings for the period	¥31,892

MAJOR ACCOUNTING POLICIES

1. Marketable and Investment Securities

(1) Held-to-maturity securities
Held-to-Maturity Securities are stated at amortized cost.

(2) Investment Securities in Subsidiaries and Associated Companies
Investment securities in subsidiaries and associated companies are stated at cost determined by the moving average method.

(3) Available-for-Sale Securities
Marketable securities: Stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method.
Non-marketable securities: Stated at cost determined by the moving average method.

2. Deriviatives
Derivatives are stated at fair value.

3. Inventories
Inventories are stated at cost determined by the average method.

4. Depreciation of Fixed Assets
(1) Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are noted below.

Buildings	15 to 65 years
Machinery & Equipment	6 to 7 years

(2) Intangible assets
Intangible assets are carried at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years.

5. Deferred Charges
Stock issuance costs are charged to income as incurred.

6. Accounting Standards for Reserves
(1) Allowance for doubtful accounts receivable
The allowance for doubtful accounts receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on an evaluation of potential losses in the accounts outstanding.

(2) Reserve for sales rebates
The reserve for sales returns is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the last rebate ratio, in order to provide for expenditure of sales rebates which are expected to be incurred after the end of the period.

(3) Other reserves

(a) Reserve for returns of goods sold

The reserve for returns of goods sold is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the account receivable balance, the average return ratio of the current and the previous periods, and the current profit ratio.

(b) Reserve for write-off of goods returned

The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal year periods.

(4) Retirement benefits

The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with a fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.

The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income.

The change in projected benefit obligation from actuarial calculation is being amortized over five years from the preceding fiscal year.

(5) Retirement allowance for Directors

The reserve for severance benefits for directors and corporate auditors is provided at an amount required in accordance with internal regulations as if all directors and corporate auditors were to retire at the balance sheet date. The reserve for retirement allowances to board of directors and corporate auditors is stipulated in the provision of Article 287-2 of the Commercial Code.

7. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.

8. Hedge Accounting

(1) Methods of hedge accounting

Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.

(2) Hedge procedures and hedge targets

(a) Hedge procedures:	foreign currency forward contracts
(b) Hedge targets:	accounts receivable and accounts payable dominated in foreign currencies

(3) Hedge methods

Foreign currency forward contracts are executed in order to hedge foreign currency exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.

(4) Method of evaluating the effectiveness of hedges

Foreign currency forward contracts were made with the same currency, amount and duration which are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and evaluated at the time of the end of the interim period.

9. Consumption Taxes

Income and expenses are recorded net of consumption taxes.

ADDITIONAL INFORMATION

Treasury stock disclosure

From this fiscal period, treasury stock is disclosed as a deducted item in shareholders' equity whereas previously it was shown as an asset.

NOTES TO THE BALANCE SHEET

1. The amounts are described with fractions less than 1 million being omitted.

2. Credits and debts to subsidiaries:

Short-term receivables:	¥24,839 million
Long-term receivables:	¥2,840 million
Short-term debts:	¥5,067 million

3. Material balances denominated in foreign currencies:

Accounts receivable—trade:		
	U.S. dollars 109,990 thousand	(¥14,656 million)
	Euro 17,783 thousand	(¥2,065 million)
Investments in subsidiaries:		
	U.S. dollars 183,080 thousand	(¥21,619 million)
	Euro 51,036 thousand	(¥7,000 million)
	Pounds sterling 27,648 thousand	(¥6,024 million)
	Singapore dollars 26,400 thousand	(¥2,137 million)
	Taiwanese yuan 270,000 thousand	(¥1,136 million)
Accrued expenses:		
	U.S. dollars 10,547 thousand	(¥1,405 million)

4. Accumulated depreciation amount of property, plant and equipment:
¥130,954 million

5. Fixed assets recorded in the balance sheet do not include lease contracts of fixed assets such as electronic computational devices (computers).

6. Outstanding guaranty obligation: ¥230 million

7. New Stock Issuance for Stock Option as stipulated by the Commercial Law 280-19

Date of resolution at the shareholders meeting:	June 29, 2000	June 28, 2001
Type of shares to be issued:	common stock	common stock
Value of new shares:	¥438 million	¥480 million
Issue price (exercise price):	¥3,090	¥2,668

8. Net income per share: ¥104.25

9. Treatment of accounts at closing date

The standard for accounts' maturity dates are those occurring at the exchange date. However, the end of this period, and the last period, occurred on a date when financial institutions were closed, thus the balance exchange date was that of the following business day. The amount noted below is included in "Current Assets."

Notes receivable—trade ¥255 million

NOTES TO THE STATEMENT OF INCOME

1. The amounts are described with fractions less than 1 million being omitted.

2. Transactions with subsidiaries:

Sales:	¥48,699 million
Purchases:	¥34,343 million
Non-operating transactions:	¥3,845 million

3. Losses on vitamin E litigation settlements

Extraordinary losses recorded in the current period (Losses on vitamin E litigation settlements) amounted to ¥4,647 million and were associated with civil settlements reached with indirect purchasers of synthetic vitamin E in the United States and the acceptance of a notice and payment of a fine by the European Commission.

NOTES RELATED TO INCOME TAX

1. Details of principal deferred tax assets and liabilities are noted below.

(1) Deferred tax assets (Current assets)

	Millions of yen
Deferred tax assets:	
Clinical research expenses	¥4,722
Accrued bonuses	¥1,868
Losses associated with vitamin E cases	¥973
Other	¥1,990
Total deferred tax assets	¥9,556

(2) Deferred tax assets (Fixed assets)

Deferred tax assets:	
Liability for retirement benefits	¥9,283
Impairments of investments in subsidiaries	¥3,252
Amortization of transitional obligation for employees' retirement benefits	¥1,488
Depreciation	¥1,357
Deferred assets	¥1,109
Other	¥3,428
Total deferred tax assets	¥19,920
Less valuation allowance	(¥3,701)
Deferred tax assets total	¥16,219
Deferred tax liabilities:	
Retained earnings for reduction of fixed assets costs	(¥88)
Deferred tax liabilities total	(¥88)
Net deferred tax assets	¥16,131

2. Since the effective income tax rates of the Company differed from the statutory tax rate by less than 5%, disclosure of details is omitted.

NOTES RELATED TO EMPLOYEES' RETIREMENT BENEFIT

1. Outline of pension plan system

The Company participates in a defined benefit Japanese government welfare pension plan composed of a substantial portion of Japanese pension insurance and a corporate portion of a defined benefit plan.

In some cases, the Company pays an augmented retirement allowance.

2. Liability (asset) for employees' retirement benefits

	(Millions of yen)
Projected benefit obligation	¥(140,915)
Fair value of plan assets	71,265
Net unfunded liability	(69,649)
Unrecognized transitional obligation	10,337
Unrecognized actuarial loss	38,550
Unrecognized prior service cost (Note 2)	(12,847)
Net liability	¥(33,609)

Notes:

(1) Includes amounts specified by government regulations

(2) Reflects the change in retirement allowance guarantee period of the welfare retirement component

3. Components of the net periodic benefit costs

	(Millions of yen)
Service cost	¥4,589
Interest costs	4,422
Expected return on plan assets	(3,195)
Amortization of transitional obligation	3,445
Recognized actuarial loss	3,592
Amortization of prior service cost	(3,313)
Net periodic benefit costs	¥9,542

Note: Amounts reflected for employees covered by the Japanese Welfare Pension Law

4. Pension benefit assumptions

Method of calculation of projected benefit obligations:
Straight-line method over the average years of service

Discount rate:	3.0%
Expected rate of return on plan assets:	4.0%
Amortization period of prior service cost:	5 years, straight-line method
Recognition period of actuarial gain/loss:	5 years, straight-line method
Amortization period of transitional obligation:	5 years, straight-line method

5. Reconciliation between liability for employees' retirement benefit and the plan assets related to the employees' retirement benefit.

Notes provided in 4. (5) of "Taxation Treatment Concerning Accounting for Employees' Retirement Benefit Accounting" (Opinion Inquiry) (Japanese Institute of Certified Public Accountants, March 16, 2000) are as follows.

(Millions of yen)

	Retirement lump-sum grants	Employee's pension fund	Total
Liability for employees' retirement benefit (before deduction of plan assets)	¥(31,218)	¥(6,040)	¥(37,258)
Plan assets related to employees' retirement benefit trust	-	3,649	3,649
Liability for employees' retirement benefit (net amount)	¥(31,218)	¥(2,390)	¥(33,609)

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Item	Amount
Unappropriated retained earnings	¥31,892,500,496
Disposition of voluntary reserves	
Reserve for the reduction of assets cost	626,596
Total	31,893,127,092
The above amount shall be appropriated as follows:	
Dividends (¥16.00 per share)	4,667,550,016
Bonuses to directors	90,000,000
Provision for voluntary reserves	
General reserves	21,000,000,000
Retained earnings carried forward	¥ 6,135,577,076

Notes:

1. Treasury stock of 4,732,269 shares are excluded from dividends.
2. Interim dividends of ¥3,853,858,905 (¥13.00 per share) were declared on December 7, 2001.

Copy of the Auditors' Report

INDEPENDENT AUDITORS' REPORT May 7, 2002

Mr. Haruo Naito
President and Representative Director
Eisai Co., Ltd.

Tohmatsu & Co.

Kazuo Ishibashi, Certified Public Accountant
Representative Partner and Engagement Partner

Kohei Kan, Certified Public Accountant
Engagement Partner

1. SCOPE OF EXAMINATION

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, Etc., of Corporations *(Kabushiki-Kaisha)*" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Eisai Co., Ltd., for the 90th fiscal period from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our examination was made in accordance with auditing standards generally accepted in Japan and, accordingly, included such auditing procedures as normally required.

2. RESULT OF EXAMINATION

As a result of our examination, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

3. INDEPENDENCE

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provision of the Certified Public Accountants Law.

Certified Copy of the Audit Report of Board of Corporate Auditors' Meeting

AUDIT REPORT OF THE CORPORATE AUDITORS

The Board of Corporate Auditors has received a report from each corporate auditor on the audit method and results regarding the performance of duties by the directors in the 90th fiscal period running from April 1, 2001 through March 31, 2002, and, upon consultation, has prepared this audit report with the following particulars to report.

1. Outline of the Audit Method of the Corporate Auditors

Subject to the auditing policies, etc., determined at the Board of Corporate Auditors, each corporate auditor has attended the board of directors' meetings and other relevant meetings, listened to the business report by directors and employees, inspected the relevant closing reports, etc., conducted examination of the state of business and property of the main office and the principal places of business, requested provision of business reports from subsidiaries as necessary. Each corporate auditor also reviewed the audit reports from auditing corporations periodically and considered the accounting documents and schedules.

Furthermore, in addition to the audit method above, the Board of Corporate Auditors has requested the report by directors as necessary and conducted a detailed examination of the state of any competitive transactions of directors, any transactions between the Directors and the Company involving a conflict of interests, the gratuitous provision of profits by the Company and any other transactions not customary between the Company and subsidiary or a shareholder, and any acquisition and disposition, etc., of treasury stock.

2. Audit Results

(1) The method and results of the audit by Tohmatsu & Co. are recognized as proper.
(2) The business report is recognized as describing the state of the Company accurately in accordance with the laws and ordinances and the Articles of Incorporation.
(3) The agenda relating to the disposition of profit contains no particulars to be pointed out in light of the state of the Company property and others.
(4) The attached schedule contains no particulars to be pointed out, as they describe the requisite matters accurately.
(5) No illegal acts or significant facts in breach of the laws and ordinances or the Articles of Incorporation in relation to the performance of duties by the directors are ascertainable.

In addition, we confirm there is no breach of duties by the directors regarding any competitive transactions of directors, any transactions between the Directors and the Company involving a conflict of interest, the gratuitous provision of profits by the Company, and any other transactions not customary in nature between the Company and a subsidiary or a shareholder, and any acquisition and disposition, etc., of treasury stock.

May 13, 2002

Eisai Co., Ltd.
Board of Corporate Auditors

Standing Corporate Auditor: Nobuo Eda (Seal)
Standing Corporate Auditor: Yukio Akimoto (Seal)
Standing Corporate Auditor: Teruo Osawa (Seal)
Corporate Auditor: Mitsuo Minami (Seal)
Corporate Auditor: Katsuro Tanaka (Seal)

Note: The Corporate Auditors Nobuo Eda, Mitsuo Minami and Katsuro Tanaka are external corporate auditors under Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc.

END

Reference Documents for the Exercise of Voting Rights

1. Total number of shareholder voting rights: 287,073

2. Proposals and Reference Materials

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 90th Fiscal Period

The details of the proposal are included in the preceding "Attachments" (Page 24).

The stable distribution of profits to shareholders, while at the same time making investments to strengthen research and development, management, and corporate competitiveness, is a fundamental principle of the Company.

It is proposed that an ordinary year-end dividend of ¥16.00 per share be paid for the fiscal period, an increase of ¥3.00 per share from the previous period, in consideration of the Company's strong results and to show appreciation to shareholders for their support. As a result, including the previously paid interim dividend of ¥13.00 per share, the full-year dividend for the fiscal period under review is ¥29.00 per share.

Proposal 2: Acquisition of Treasury Stock

In order to carry out flexible policies regarding the use of capital in response to changes in the operating environment, shareholder approval is requested for the acquisition of up to 10,000,000 ordinary shares of the Company for a total acquisition amount not exceeding ¥30,000,000,000 from the close of this Ordinary General Meeting of Shareholders until the close of the 91st Ordinary General Meeting of Shareholders, as per Article 210 of the Commercial Code.

Proposal 3: Partial Amendment to the Articles of Incorporation

1. Summary of the proposal and explanation of the proposed amendments:

(1) The "Partial Revision to the Commercial Code" (2001 Law No. 79), which became effective on October 1, 2001, abolished the system of par value stock, established the round lot trading system, and abolished the Special Provisions for the Retirement of Shares. Accordingly, Article 6 (Retirement of shares) and Article 8 (Par value of shares) are to be deleted. In addition, "number of shares constituting one trading unit" in Article 9 will be replaced with "number of shares constituting one round lot," a new Article 7 will be established for the non-issuance of stock certificates for odd-lot shares, and the current Article 10 (Transfer agent), Article 11 (Share Handling Regulations), Article 19 (Election (of Directors)) and Article 27 (Election (of Corporate Auditors)) will be amended to reflect these changes.

(2) As per the "Partial Revision to the Commercial Code" (2001 Law No. 128), which became effective on April 1, 2002, the current Article 7 (Granting of subscription rights for new shares to directors and employees) is to be deleted,

and Article 12 (Reference date), Article 35 (Dividends) and Article 36 (Interim dividends) are to be amended accordingly.

(3) The "Partial Revision to the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc., of Corporations *(Kabushiki-Kaisha)* (2001 Law No. 149), which became effective on May 1, 2002, extends the term of office for corporate auditors, and, accordingly, the current Article 28 (Term of office (of Corporate Auditors)) is to be revised. As stipulated in Article 7 of the revised supplementary provision, the terms of office of corporate auditors in office prior to the close of the Ordinary General Meeting of Shareholders for the fiscal period ending March 31, 2003, will remain unchanged. Upon the close of the Ordinary General Meeting of Shareholders for the fiscal period ending March 31, 2003, this supplementary provision will be deleted.

(4) An additional provision is to be added to the current Article 13 (Convocation) to provide for the holding of shareholders' meetings at the Company's head office, adjacent locations, or other locations in Tokyo, for the smooth operation of shareholders' meetings.

(5) The numbers of the respective articles will be revised to reflect these amendments.

2. Details of the amendments are as follows:

(Sections to be amended are underlined.)

Current Article	Proposed Amendments
Chapter II. Shares	Chapter II. Shares
(Retirement of shares) Article 6. On or after June 27, 1998, the Company may, pursuant to a resolution of its Board of Directors, use profits to purchase up to twenty-nine million (29,000,000) shares of the Company for the purpose of retiring those shares.	(Deleted)
(Granting of subscription rights for new shares to directors and employees) Article 7. The Company may grant rights to subscribe for new shares to directors or employees in accordance with the provisions of Article 280-19 of the Commercial Code.	(Deleted)
(Par value of shares) Article 8. The par value of each par value share to be issued by the Company shall be fifty yen (¥50).	(Deleted)
(Number of shares constituting one trading unit) Article 9. The number of shares constituting one trading	(Number of shares constituting one round lot) Article 6. The number of shares constituting one round

unit shall be one hundred (100) shares.	lot shall be one hundred (100) shares.
(New)	(Non-issuance of stock certificates for odd-lot shares) Article 7. The Company will not issue share certificates for shares constituting less than one round lot (hereafter "odd-lot shares"). However, this provision will not supercede the Share Handling Regulations.
(Transfer agent) Article 10. The Company shall have a transfer agent responsible for shares. (2) The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given of such matters. (3) The register of shareholders and the register of beneficial owners of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, registration relating to the right of pledge, indication of trust property, cancellation of such registration of indication, reissue of share certificates, purchase of shares constituting less than one trading unit and other business relating to shares shall be handled by the transfer agent and not by the Company.	(Transfer agent) Article 8. The Company shall have a transfer agent responsible for shares. (2) The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given of such matters. (3) The register of shareholders and the register of beneficial owners of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, registration relating to the right of pledge, indication of trust property, cancellation of such registration of indication, reissue of share certificates, purchase of shares constituting less than one round lot and other business relating to shares shall be handled by the transfer agent and not by the Company.
(Share Handling Regulations) Article 11. The denomination of share certificates, the procedures for transfer of shares of the Company on its register of shareholders, registration relating to the right of pledge, indication of trust property or cancellation of such registration, reissue of share certificates, purchase of shares constituting less than one trading unit and other matters concerning the handling of shares and handling charges therefor shall be governed by the Share Handling Regulations established by the Board of Directors.	(Share Handling Regulations) Article 9. The denomination of share certificates, the procedures for transfer of shares of the Company on its register of shareholders, registration relating to the right of pledge, indication of trust property or cancellation of such registration, reissue of share certificates, purchase of shares constituting less than one round lot and other matters concerning the handling of shares and handling charges therefor shall be governed by the Share Handling Regulations established by the Board of Directors.
(Reference date) Article 12. The Company shall deem the shareholders appearing on the register of shareholders and/or the register of beneficial owners (including beneficial owners; hereinafter the same is applicable.) as of the closing of accounts for each fiscal year to be those shareholders who are entitled to exercise their rights at an Ordinary General Meeting of Shareholders to be held in respect of the relevant fiscal year. (2) In addition to the preceding paragraph, the	(Reference date) Article 10. The Company shall deem the shareholders appearing on or recorded in the register of shareholders and/or the register of beneficial owners (including beneficial owners; hereinafter the same is applicable.) as of the closing of accounts for each fiscal year to be those shareholders who are entitled to exercise their rights at an Ordinary General Meeting of Shareholders to be held in respect of the relevant fiscal year.

Company may fix a reference date, whenever necessary, by giving advance public notice in accordance with the resolution of the Board of Directors.	(2) In addition to the preceding paragraph, the Company may fix a reference date, whenever necessary, by giving advance public notice in accordance with the resolution of the Board of Directors.
Chapter III. General Meetings of Shareholders	Chapter III. General Meetings of Shareholders
(Convocation) Article 13. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day following each date of closing of accounts, and extraordinary general meetings of shareholders shall be convened as necessary. (New)	(Convocation) Article 11. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day following each date of closing of accounts, and extraordinary general meetings of shareholders shall be convened as necessary. (2) General Meetings of Shareholders shall be held at the Company's head office, adjacent locations, or other locations in Tokyo.
Article 14. (Omitted) Article 17.	Article 12. (Unchanged) Article 15.
Chapter IV. Directors and Board of Directors Article 18.(Omitted)	Chapter IV. Directors and Board of Directors Article 16.(Unchanged)
(Election) Article 19. Directors shall be elected at a General Meeting of Shareholders. (2) For the election of Directors, the presence of shareholders holding one-third (1/3) or more of the total number of issued shares with voting rights shall be required and they shall be elected by a majority of the votes of the shareholders present. (3) Cumulative voting shall not be used in the election of Directors.	(Election) Article 17. Directors shall be elected at a General Meeting of Shareholders. (2) For the election of Directors, the presence of shareholders holding one-third (1/3) or more of the total number of shareholder voting rights shall be required and they shall be elected by a majority of the votes of the shareholders present. (3) Cumulative voting shall not be used in the election of Directors.
Article 20. (Omitted) Article 25.	Article 18. (Unchanged) Article 23.
Chapter V. Corporate Auditors and Board of Corporate Auditors Article 26.(Omitted)	Chapter V. Corporate Auditors and Board of Corporate Auditors Article 24.(Unchanged)
(Elections) Article 27. Corporate Auditors shall be elected at a General Meeting of Shareholders. (2) For the election of Corporate Auditors, the presence of shareholders holding one-third (1/3) or more of the total number of issued shares with voting rights shall be required and they shall be elected by a majority of the votes of the shareholders present.	(Elections) Article 25. Corporate Auditors shall be elected at a General Meeting of Shareholders. (2) For the election of Corporate Auditors, the presence of shareholders holding one-third (1/3) or more of the total number of shareholder voting rights shall be required and they shall be elected by a majority of the votes of the shareholders present.

(Term of office) Article 28. The term of office of Corporate Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts within three (3) years after their assumption of office. (2) The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before expiration of their term of office shall expire at such time as the term of office of the retired Corporate Auditor would have expired.	(Term of office) Article 26. The term of office of Corporate Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts within four (4) years after their assumption of office. (2) The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before expiration of their term of office shall expire at such time as the term of office of the retired Corporate Auditor would have expired.
Article 29. (Omitted) Article 33.	Article 27. (Unchanged) Article 31.
Chapter VI. Accounts	Chapter VI. Accounts
Article 34.(Omitted)	Article 32.(Unchanged)
(Dividends) Article 35. Dividends of profits shall be paid to the shareholders or registered pledgees appearing on the register of shareholders and/or the register of beneficial owners as of the closing of accounts for each fiscal year. (2) The Company shall be relieved of the obligation to pay any dividend after the expiration of three (3) full years from the day such dividend becomes due and payable. (3) Unpaid dividends shall bear no interest.	(Dividends) Article 33. Dividends of profits shall be paid to the shareholders or registered pledgees appearing on or recorded in the register of shareholders and/or the register of beneficial owners as of the closing of accounts for each fiscal year. (2) The Company shall be relieved of the obligation to pay any dividend after the expiration of three (3) full years from the day such dividend becomes due and payable. (3) Unpaid dividends shall bear no interest.
(Interim Dividends) Article 36. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing on the register of shareholders and/or the register of beneficial owners as of the close of the 30th day of September of each year. (2) The Company shall be relieved of the obligation to pay any interim dividend after the expiration of three (3) full years from the day such interim dividend becomes due and payable. (3) Unpaid interim dividends shall bear no interest.	(Interim Dividends) Article 34. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing on or recorded in the register of shareholders and/or the register of beneficial owners as of the close of the 30th day of September of each year. (2) The Company shall be relieved of the obligation to pay any interim dividend after the expiration of three (3) full years from the day such interim dividend becomes due and payable. (3) Unpaid interim dividends shall bear no interest.
Article 37.(Omitted)	Article 35.(Unchanged)
(New)	(Supplemental Provision) Article 26 shall not apply to Corporate Auditors who are in office prior to the close of

	the Ordinary General Meeting of Shareholders for the fiscal period ending March 31, 2003, whose term of office shall remain three (3) years.

Note: At the meeting held on January 24, 2002, the Board of Directors revised the current Article 9 of the Articles of Incorporation, reducing the number of shares constituting one round lot to 100, from 1,000, in order to increase liquidity in the Company's shares and expand the shareholder base.

Proposal 4: Election of Seven (7) Directors

The terms of office of the entire Board of Directors (9 members) will expire as of the close of this Ordinary General Meeting of Shareholders. Shareholders are, therefore, requested to elect seven (7) Directors.

The candidates for the position of Director are as follows (continued on subsequent pages):

No.	Name (Date of birth)	Personal history and representation of other companies		Number of shares of the Company held
1.	Yuji Naito (August 3, 1920)	Oct. 1945	Entered the Company	1,600,601 shares
		Jan. 1956	Director	
		May 1959	Managing Director	
		April 1964	Senior Managing Director and Representative Director	
		May 1966	President and Representative Director	
		April 1977	Chairman of The Naito Foundation (current)	
		April 1988	Chairman and Representative Director (current)	
2.	Haruo Naito (December 27, 1947)	Oct. 1975	Entered the Company	98,771 shares
		June 1983	Director	
		June 1985	Managing Director	
		June 1986	Senior Managing Director and Representative Director	
		June 1987	Vice President and Representative Director	
		April 1988	President and Representative Director (current)	
		March 1996	President and Representative Director of Genox Research, Inc. (current)	
3.	Hiromasa Nakai (October 13, 1940)	Feb. 1959	Entered the Company	22,066 shares
		June 1989	Director	
		June 1993	Managing Director	
		June 1997	Senior Vice President	
		Oct. 1999	In charge of Administrative Affairs; Human Resources/Labor Management	
		June 2000	Representative Director, and Deputy President (current)	

No.	Name (Date of birth)	Personal history and representation of other companies		Number of shares of the Company held
4.	Hideaki Matsui (June 3, 1948)	March 1971	Entered the Company	7,100 shares
		April 1995	General Manager, Management Planning Department	
		June 1997	Director	
		April 1998	In charge of Finance and Management Planning; General Manager, Management Planning Division	
		June 2000	Director and Corporate Officer (current)	
		June 2000	In charge of Financing and Management Planning, Human Resources/Labor Management, Emerging Businesses, European and Asian Businesses	
		June 2001	Director and Senior Vice President (current)	
		June 2001	In charge of Management Planning, Human Resources/Labor Management, Emerging Businesses, International Businesses	
5.	Shigehiko Yoshino (November 13, 1930)	April 1954	Entered The Saitama Bank, Ltd.	0 shares
		June 1984	Director of the Bank	
		June 1985	Managing Director of the Bank	
		June 1988	Senior Managing Director of the Bank	
		June 1990	Director and Vice President of the Bank	
		May 1991	President of The Kyowa Saitama Bank, Ltd.	
		Sept. 1992	President of The Asahi Bank, Ltd.	
		June 1997	Counselor of the Bank	
		April 1998	Special Advisor to the Bank	
		June 2001	Director of the Company (current)	
		Oct. 2001	Counselor of The Asahi Bank, Ltd. (current)	
6.	Stuart Meiklejohn (October 27, 1950)	Nov. 1975	Entered Sullivan & Cromwell (international law firm)	0 shares
		Feb. 1976	Admitted to the Bar of the State of New York	
		Oct. 1983	Partner, Sullivan & Cromwell (current)	
		June 2001	Director, Eisai Corporation of North America (current)	
		June 2001	Director, Eisai Inc. (current)	
		June 2001	Director, Eisai U.S.A., Inc. (current)	
		July 2001	Director, Eisai Research Institute of Boston, Inc. (current)	
7.	Mitsuaki Shimaguchi (April 1, 1942)	April 1975	Assistant Professor, Keio University	0 shares
		April 1987	Professor, Graduate School of Business Administration, Keio University (current)	
		June 1998	Corporate Auditor, Ishii Foods Corporation (current)	
		April 2002	Director, The Health Care Science Institute (current)	

Notes:

1. Yuji Naito, a candidate for Director, is the Chairman of The Naito Foundation, to which the Company makes donations.
2. Haruo Naito, a candidate for Director, is the President and Representative Director of Genox Research, Inc., which conducts research activities in the same areas as the Company.

3. There are no special interests between the other candidates and the Company.
4. Shigehiko Yoshino, Stuart Meiklejohn and Mitsuaki Shimaguchi, candidates for the position of Director, meet the requirements for outside directors as stipulated in Article 188, Section 2-7-2 of the Commercial Code.

Proposal 5: Presentation of Retirement Allowances to Retiring Directors

It is proposed that retirement allowances be presented to Aishin Shinoda, Yoji Takaoka, Yasuhiro Mita, and Ichiro Kataoka, who will retire as Directors of the Company as of the close of this Ordinary General Meeting of Shareholders, in appreciation for services rendered while in office and in appropriate amounts in accordance with Company standards.

It is also proposed that the specific amounts, timing and method of payment be decided by the Board of Directors.

The retiring Directors are as follows:

Name		Personal History
Aishin Shinoda	June 1993	Director of the Company
	June 1997	Managing Director
	June 2000	Director (current)
Yoji Takaoka	June 1997	Director of the Company (current)
Yasuhiro Mita	June 2001	Director of the Company (current)
Ichiro Kataoka	June 2000	Director of the Company (current)

Proposal 6: Amendment of the Amount of Remuneration to Be Paid to Directors

At the 89th Ordinary General Meeting of Shareholders held on June 28, 2001, shareholders approved a limit of no more than ¥35 million per month on the amount of remuneration to be paid to Directors. In conjunction with the reduction in the number of directors, shareholders approval is requested to amend this amount to ¥30 million per month.

This amount of remuneration does not include the employee's portion of salary paid to Directors who are also employees of the company. The Company currently has nine (9) Directors, but shareholder approval of the preceding Proposal 4 will reduce this number to seven (7) Directors.

Proposal 7: Issuing of Reservation Rights for New Shares with Preferential Conditions to Persons Other than Shareholders

As per Article 280, Sections 20 and 21, of the Commercial Code, shareholder approval is requested for the issuing of reservation rights for new shares as stock options to Directors and employees of the Company as outlined below.

1. Reason for the necessity of issuing share options for new shares on favorable

conditions.

Share options will be issued gratis, as stock options, in order to provide incentive and raise the morale of Members of the Board and employees of the Company, in order to increase the corporate value of the Company.

2. Overview of the Stock Option Plan

(1) Type and number of shares to be used for stock options

A maximum of 190,000 ordinary shares of the Company

(2) Number of stock options

A maximum of 1,900 stock options.

The number of shares constituting one stock option (hereafter "number of shares") shall be 100 shares. However, in the event the Company carries out a stock split or reverse stock split, the number of shares will be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment will be disregarded.

Adjusted no. of shares = Pre-adjustment no. of shares x (Reverse) Stock split ratio

In addition, in the event the Company carries out a merger or spin-off that makes it necessary to adjust the number of shares, the number of shares shall be adjusted rationally in accordance with the conditions of the merger or spin-off.

(3) Issuing price of stock options

The stock options shall be issued gratis.

(4) Amount to be paid for the exercise of stock options

The amount to be paid for the exercise of stock options will be the amount to be paid per share of stock issued or transferred as a result of the exercise of the stock option (hereafter "exercise price") multiplied by the number of shares.

The exercise price will be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month during which the stock option is issued (with amounts of less than ¥1 rounded up to the nearest yen). However, if this amount is less than the closing price on the issue date (in the event no trades are concluded on that date, the immediately preceding day on which a trade is concluded), the closing price on the issue date shall be the exercise price.

In the event the Company carries out a stock split or reverse stock split, the exercise price will be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event the Company issues new shares or disburses treasury stock shares at an amount less than the market price (excluding the conversion

of convertible bonds as per the Commercial Code prior to the "Partial Revision of the Commercial Code" (2001 Law No. 128) (hereafter the "Previous Commercial Code") and the exercise of subscription rights for new shares as per Article 280-19 of the Previous Commercial Code), the exercise price shall be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disbursed, "Number of new shares issued" and "Paid-in Value price per share" shall be read as "Number of treasury stock shares disposed" and "Disposed price."

In addition, in the event the Company carries out a merger or spin-off that makes it necessary to adjust the exercise price, the exercise price shall be adjusted rationally in accordance with the conditions of the merger or spin-off.

(5) Exercise period for stock options

From July 1, 2002 until June 27, 2012

(6) Other conditions for the exercise of stock options

The partial exercise of stock options is not permitted.

(7) Cancellation of stock options

The Company may at any time acquire and cancel stock options that it acquires.

(8) Transfer restrictions on stock options

The transfer of stock options requires the approval of the Board of Directors.

3. Allotment of Stock Options

When stock options are to be allotted, the Board of Directors and the person to whom the stock options are being allotted will enter into a "Contract for the Allotment of Stock Options." The summary of this contract which includes conditions, as deemed reasonable by the Board of Directors for the purpose of issuing stock options is as follows:

(Summary of the Contract for the Allotment of Stock Options)

(1) Persons who receive a stock option allotment may exercise those options after they cease to be a Director or employee of the Company. In the event a person who has been allotted stock options dies, their legal heir may exercise the options. Both cases, however, will be regulated as per the conditions set forth in the Contract for the Allotment of Stock Options.

(2) Persons receiving an allotment of stock options may not transfer or pledge them to a third party, or otherwise dispose of those stock options in any manner.

(3) It shall provide provisions regarding restrictions on the exercise of stock options and other matters..

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